Mail Stop 3561

March 26, 2007

Via U.S. Mail and Facsimile

Marjorie Scardino
Chief Executive Officer
Pearson PLC
80 Strand
London, England WC2R 0RL

      RE: Pearson PLC
              Form 20-F for the Fiscal Year Ended December 31, 2005

              File No. 001-16055

Dear Ms. Scardino:

We have reviewed your response letter dated March 15, 2007 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Our comment also asks you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Note 1 – Accounting policies

e. Intangible assets
Pre-publication costs, page F-11

1. We have reviewed your response to our prior comment number 1 in which you explain the Company's rationale for its conclusion that the operating cycle for the Company's Education Business is a period of approximately five years, and therefore pre-publication costs which will be consumed within this business's normal operating cycle are classified as current assets pursuant to paragraph 57 of IAS 1. We continue to have concern that your classification of these assets as current assets under IFRS may not be appropriate if the normal operating cycle is "not clearly identifiable" (emphasis added) under the guidance in paragraph 59 of IAS 1. Therefore, we believe that this classification should be further evaluated by management given that your treatment is inconsistent with that used by other registrants in your industry. However, if following your re-evaluation you continue to believe that your current presentation is appropriate, we will not object to this classification under IFRS if your accounting policy disclosures are expanded to further explain your basis or rational for the treatment of these assets as current assets under IFRS. Also you should clearly disclose the nature and extent of the change that was made in your IFRS cash flows statements related to the reclassification of pre-publication cash flows from investing to operating activities for all periods presented in accordance with paragraph 49 of IAS 8. You should consider using tables to disclose each error and effects each error had on each period presented in your IFRS financial statements.

   However, please note that we continue to believe that your classification of these assets as "current assets" for US GAAP purposes is not appropriate. We believe these costs represent a type of "long-term prepayment" which will benefit several future annual periods, and accordingly should be classified as long-term assets for US GAAP purposes in accordance with subsection (g) of paragraph 6 of Chapter 3 of ARB 43. We firmly believe that it is not appropriate to classify assets with recovery periods of four to five years, such as prepublication costs, as current assets under US GAAP. In this regard, other large registrants operating in the educational publications industry also classify these costs as long-term rather than current assets in their financial statements. Accordingly, please revise future filings to discuss and quantify the impact of this difference in accounting between IFRS and US GAAP in Note 35 to your financial statements.

   In addition, we also believe that since pre-publication costs benefit a number of future periods, and are used and incurred in the production of educational materials (and do not represent inventories), they should be classified in your cash flow statement as "investing activities" for US GAAP purposes, rather than operating activities, in accordance with paragraph 15 of SFAS No.95. Accordingly, please revise future filings to discuss and quantify the impact of this difference in accounting between IFRS and US GAAP in Note 35 to your financial statements.

Please note that your revised disclosures with respect to your changes in classifications for US GAAP purposes should be accompanied by those outlined in paragraph 26 of SFAS No.154, as the primary financial statements under US GAAP would be materially different as a result of the reclassifications. As part of your response, please provide us with your future proposed disclosures.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Robin Freestone, Chief Financial Officer
011 -44 -207 -010 -6602